23002091

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65440

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BG Worldwide Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21860 Burbank Blvd., Suite 150
(No. and Street)

(City)	(State)	(Zip Code)
Woodland Hills	CA	91367

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Debasish Banerjee	818-657-0288	dave@rndcompliance.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
18455 Burbank Blvd., #404	Tarzana	CA	91356

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
9/15/2005	2370

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert E. Shor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BG Worldwide Securities, Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

See attached
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of August, 2023, by Robert E. Shor, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

HILDA MARIANA AYALA
Notary Public - California
Los Angeles County
Commission # 2403892
My Comm. Expires May 10, 2026

(Seal) Signature H. Mariana Ayala

BG WORLDWIDE SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2023

BG WORLDWIDE SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of BG Worldwide Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of BG Worldwide Securities, Inc. as of June 30, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of BG Worldwide Securities, Inc. as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BG Worldwide Securities, Inc.'s management. My responsibility is to express an opinion on BG Worldwide Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to BG Worldwide Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the BG Worldwide Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the BG Worldwide Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as BG Worldwide Securities, Inc.'s auditor since 2003.

Tarzana, California

August 22, 2023

BG WORLDWIDE SECURITIES, INC.

Statement of Financial Condition
June 30, 2023

ASSETS

Cash	$	23,527
Accounts Receivable		19,504
Other Assets		945
Total Assets	$	43,976

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Total Liabilities	$	-

STOCKHOLDER'S EQUITY

Common Stock, no par value, 1,000 shares authorized, issued, and outstanding		100
Additional Paid-in Capital		137,222
Accumulated Deficit		(93,346)
Total Stockholder's Equity		43,976
Total Liabilities and Stockholder's Equity	$	43,976

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Income
For the Year Ended June 30, 2023

REVENUES		
Commissions	$	480,177
Total Revenues		480,177
EXPENSES		
Commissions & Fees		179,300
Professional Fees		55,000
FINRA Fees		4,608
Other Expenses		5,932
Total Expenses		244,840
NET INCOME BEFORE INCOME TAXES		235,337
LESS: INCOME TAX EXPENSE (NOTE 2)		66,080
NET INCOME	$	169,257

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Changes Stockholder's Equity
For the Year Ended June 30, 2023

	Common Stock	Additional Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Beginning balance, July 1, 2022	$ 100	$ 137,222	$ (115,497)	$ 21,825
Dividend Paid	-	-	(147,106)	(147,106)
Net Income	-	-	169,257	169,257
Ending balance, June 30, 2023	$ 100	$ 137,222	$ (93,346)	$ 43,976

The accompanying notes are an integral part of these financial statements

BG WORLDWIDE SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	169,257
Income Taxes Payable, Parent		(8,436)
Adjustments to reconcile net Income to net cash provided by Operating activities:		
(Increase) decrease in assets:		
Accounts Receivable		(17,660)
Other Assets		(57)
Increase (decrease) in liabilities:		
Accounts Payable		(3,896)
Total adjustments		(21,613)
Net cash provided by Operating activities		139,208
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend Paid		(147,106)
Net cash used in Financing activities		(147,106)
Net Decrease in cash		(7,898)
Cash at beginning of year		31,425
Cash at end of year	$	23,527
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BG Worldwide Securities, Inc. (the "Company") was formed on December 6, 2001, in California as a "C" corporation. The Company received approval as a broker dealer by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) on November 18, 2002. The Company is registered as a limited purpose broker-dealer engaged in variable annuities and variable life products to institutions. The Company is a wholly owned subsidiary of Benefits Group Worldwide, Inc. (the "Parent"). The owners of the Parent are also owners of an insurance agency, Robert Shor Insurance Agency, Inc.

The Parent designs, implements, administers executive benefits plans for enterprise organizations, and structures deferred compensation for public and private institutional customers. The broker dealer receives securities and insurance commissions from insurance companies with whom these public and institutional customers place their variable insurance policies. The Company does not maintain retail or individual accounts or customer relationships. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and does not require the services of a clearing firm.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA, and it follows accounting and record keeping policies established by those agencies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurement

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of June 30, 2023.

Concentrations of Credit Risk

The Company is engaged in activities in which counter parties primarily include insurance companies, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. 100% of all revenue is from one customer, a related party.

Cash

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2023, the amount in excess of insured limits was zero.

Note 2: INCOME TAXES

The Company is included in the consolidated tax returns filed by the Parent. The Company accrues a current tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. All calculated income taxes calculated in the consolidated tax returns are paid at the Parent level.

For the year ended June 30, 2023, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$	20,875
Federal Income Tax		45,205
	$	66,080

Deferred taxes are not recorded as the Company deems them immaterial.

During the year ended June 30, 2023, the Company paid $800 to the State of California Franchise Tax Board.

Note 2: INCOME TAXES (CONTINUED)

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2023, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files a consolidated tax return with the Parent in the United States federal and applicable state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital rule (Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at June 30, 2023 the Company's net capital of $23,527 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater, by $18,527, and the Company's ratio of aggregate indebtedness of $0 to net capital was 0.0:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a cost sharing arrangement with the Parent, per which common expenses are apportioned to the Company at a rate of $104 per month or $ 1,248 a year. Additionally, the Company is affiliated with Robert Shor Insurance, a related party due to common ownership and control, through which the Company's commissions for its insurance product placements are processed.

Note 5: REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which was aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). The guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 and all subsequent amendments to the ASU (collectively "ASC 606") requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and revises when it is appropriate to recognize a gain or loss from the transfer of nonfinancial assets such as other real estate owned. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company's implementation efforts included a detailed review of revenue contracts within the scope of guidance and an evaluation of the impact on the Company's revenue recognition policies. No transition-related practical expedients were applied.

Note 5: Revenue Recognition (CONTINUED)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customer. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers as reported on the FINRA Form "Supplemental Statement of Income (SSOI)":

Insurance Commissions - The Company engages in the sale of insurance-based products. This includes sales of variable and fixed annuities along with other various financial instruments that contain both, insurance and security components. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal.

The following table disaggregated the Company's revenue based on the timing of satisfaction of performance obligations for the year ended June 30, 2023:

Performance Obligations Satisfied at a Point in Time	$	480,177
Performance Obligations Satisfied Over Time		-
Total Revenue	$	480,177

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 6: LEASE OBLIGATIONS

In February 2016, the FASB issued ASU 2016 02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU 2016 02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company does not have a lease commitment where this applies.

Note 7: COMMITMENTS AND CONTINGENCIES:

The Company was not subject to any litigation during the period July 1st, 2022, through June 30, 2023.

Note 8: SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2023, through August 22, 2023, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BG WORLDWIDE SECURITIES, INC.

Schedule I
Statement of Net Capital
June 30, 2023

	Focus 06/30/2023	Audit 06/30/2023	Change
Stockholder's Equity, June 30, 2023	$ 43,976	$ 43,976	-
Less: Non-allowable Assets			
Accounts Receivable	19,504	19,504	-
Other Current Assets	945	945	-
Tentative net capital	23,527	23,527	-
Haircuts:	-	-	-
NET CAPITAL	23,527	23,527	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000	5,000	-
Excess net capital	$ 18,527	$ 18,527	-
Aggregate indebtedness	$ -	$ -	-
Ratio of aggregate indebtedness to net capital	0.0:0	0.0:0	

There are no differences between the Audit and Focus filed at June 30, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2603

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BG Worldwide Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) BG Worldwide Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which BG Worldwide Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) BG Worldwide Securities, Inc., stated that BG Worldwide Securities, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. BG Worldwide Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about BG Worldwide Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 22, 2023

BG WORLDWIDE SECURITIES, INC.

Assertions Regarding Exemption Provisions

BG Worldwide Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2022, through June 30, 2023.

BG Worldwide Securities, Inc.

Robert E. Shor

8/22/23